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Founder and CEO at Kountable

Talks about #esg, #africa, #unsdgs, #healthequity, and #alternativeassets

San Francisco, California, United States · Contact info

3,135 followers · 500+ connections

Followed by 1 connection: Justin Renfro

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Kountable, Inc.

Williams College

Featured

Post

The Kountable Trade and Treasury Cloud platform is...

"The key to improving the global trade engine is to adopt and utilise new technology and incorporate modern infrastructure."
FINTECH FUTURES

Technology and collaboration – the formula for reconceivin...
fintechfutures.com · 4 min read

18

Post

We're proud to be working with great global partners to bring...

MarketWatch

FIND and Kountable Launch Impact Assessment for New...
marketwatch.com · 4 min read

18

Post

Earlier this week, we announced the launch of KAIA Wealth. It's...

21 · 4 comments

Activity

3,135 followers

+ Follow

Christopher Hale posted this · 1mo

I read John Doerr new book Speed and Scale and thought it provided meaningful contex ...show more

17

Christopher Hale posted this · 1mo

Digital ecosystems are needed to spur global recovery, build trust and increase trade. Innovative marketplace models with embedded finance solutions bring the needed speed and scale. ...show more

A $1.7 Trillion Financing Gap Is Making Supply Shortages Worse
bloomberg.com · 1 min read

17 · 2 comments

Christopher Hale reshared a post · 1mo

James B. is that impressive piece of machinery sitting on a specialty container from CakeBoxx Technologies made by Daine Eisold and team? I see CKXU on the frame there. Just a g ...show more

2

Christopher Hale reshared a post · 1mo

Love to see this Joel Combs, CFA. Kountable 's embedded finance platform has begun supporting telco energy transition programs, wind distribution and we're exploring adding EV to the portfolio! ...show more

Powerhouse Ventures Closes $70M Fund II to Build the Digital Infrastructure for Rapid Decarbon...
Emily Kirsch on LinkedIn · 4 min read

9

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About

Experienced Chief Executive Officer with a demonstrated history of working in the financial services industry. Skilled in Enterprise Software, Entrepreneurship, Asset Management, Securities, and Equities. Strong entrepreneurship professional with a BA focused in Biology, English from Williams College.

Experience

Founder and CEO
Kountable, Inc.
Feb 2015 - Present · 7 yrs 4 mos
San Francisco Bay Area

Kountable is a global trade and technology platform that delivers trust, transparency and auditability with data driven insights and real-time information from transactions where small and medium size ...see more

Kountable Overview.pdf


Partner
Perigon Partners
Jan 2013 - Dec 2017 · 5 yrs


Wealth Advisor Perigon Wealth Management
The Solution: Achieving scalable customization Of the options Perigon explored, Addepar stood out. Addepar provided a technology platform that aggregated and...


COO
Perigon Wealth Management
Jan 2013 - Aug 2017 · 4 yrs 8 mos
San Francisco


Zip Team
Kiva.org
May 2013 - Nov 2013 · 7 mos
San Francisco Bay Area


Managing Director
YellowBrickRoad Financial Advisors
Apr 2011 - Dec 2012 · 1 yr 9 mos

Show all 9 experiences →

Education


Williams College
BA, Biology, English
1996 – 2000

Skills

Investments · 54

 Endorsed by Franklin Tsung and 4 others who are highly skilled at this

 Endorsed by 3 colleagues at Kountable

Finance · 52

 Endorsed by Marilyn J. Magett - CEO and 1 other who is highly skilled at this

 Endorsed by 4 colleagues at Kountable

Entrepreneurship · 39

 Endorsed by Rick Kraniak and 3 others who are highly skilled at this

 Endorsed by 5 colleagues at Kountable

Show all 28 skills →

Recommendations

Received   Given


Benjamin Gips · 3rd
Product Operations at Byteboard - We're Hiring!
March 31, 2020, Benjamin reported directly to Christopher

Chris is a visionary leader. From my seat, I watched him leverage his broad expertise in finance, technology, and trade to chart the next steps for Kountable in an uncertain global environment. He invests in his global team and gets to know them as people, providing consistently clear, fair, and honest leadership.


Dan Newhall in · 2nd
Chief Business Development Officer for Mergers & Acquisitions at Perigon Wealth Management
March 20, 2014, Christopher was Dan's client

Chris has been a huge asset and advisor to me in learning about and growing my financial services business. I lean on Chris as an industry expert in RIA business development, deal structure, M&A, and enterprise value. His approach to the business is unique, which is crucial when attracting new clients and talented advisors. Thanks for all the help Chris!

Interests

Influencers   Companies   Groups   Schools


Arianna Huffington in · 2nd
Founder and CEO at Thrive
10,120,361 followers


Eric Ries in · 2nd
CEO at Long-Term Stock Exchange
563,177 followers

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